Filed Pursuant to Rule 433

Registration Statement No. 333-223282

American International Group, Inc.

$750,000,000

5.750% FIXED-TO-FLOATING RATE SERIES A-9 JUNIOR

SUBORDINATED DEBENTURES DUE 2048

Issuer:	American International Group, Inc.

Offering Format:	SEC Registered

Securities:	5.750% Fixed-to-Floating Rate Series A-9 Junior Subordinated Debentures Due 2048 (the “Junior Subordinated Debentures”)

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB- / BBB- (Stable/Negative/Negative)

Security Type:	Fixed-to-Floating Rate Series A-9 Junior Subordinated Debentures

Trade Date:	March 19, 2018

Settlement Date:	March 26, 2018 (T +5)

Maturity Date:	April 1, 2048

Interest Rate and Interest Payment Dates during Fixed-Rate Period:	5.750%, accruing from and including March 26, 2018 to but excluding April 1, 2028, payable semi-annually in arrears on each April 1 and October 1, beginning on October 1, 2018 and ending April 1, 2028.

Interest Rate and Interest Payment Dates during Floating-Rate Period:	Three-month LIBOR plus 2.868%, accruing from and including April 1, 2028, payable quarterly in arrears on each January 1, April 1, July 1 and October 1, beginning on July 1, 2028.

Principal Amount:	$750,000,000

Price to Public:	100.000% of principal amount

Gross Underwriting Discount:	1.000%

Net Proceeds to Issuer Before Expenses:	$742,500,000

Day Count Convention:	30/360 during the fixed-rate period and Actual/360 during the floating-rate period

Denominations:	$2,000, with increments of $1,000 thereafter

Special Mandatory Redemption:	If the acquisition of Validus is not consummated on or prior to September 21, 2018 (or such later date as extended by agreement) or if the transaction agreement related to the acquisition of Validus is terminated, the Junior Subordinated Debentures will be subject to special mandatory redemption at a price equal to 101% of the principal amount of the Junior Subordinated Debentures, plus accrued and unpaid interest (including compounded interest) to but excluding the date of redemption.

Optional Redemption:	Redeemable in whole at any time or in part from time to time on or after April 1, 2028 at a redemption price equal to 100% of the principal amount of the Junior Subordinated Debentures being redeemed, plus any accrued and unpaid interest (including compounded interest) to but excluding the redemption date.

Redemption after the Occurrence of a Tax Event, Rating Agency Event or Regulatory Capital Event:	Redeemable in whole, but not in part, at any time prior to April 1, 2028, within 90 days after the occurrence of a “tax event,” a “rating agency event” or a “regulatory capital event” (each as defined in the Preliminary Prospectus Supplement) at a redemption price equal to (i) in the case of a tax event or a regulatory capital event, 100% of the principal amount of the Junior Subordinated Debentures plus accrued and unpaid interest (including compounded interest) to but excluding the date of redemption or (ii) in the case of a rating agency event, 102% of the principal amount of the Junior Subordinated Debentures plus accrued and unpaid interest (including compounded interest) to but excluding the date of redemption.

Material United States Taxation Considerations:	Notwithstanding that the Junior Subordinated Debentures have a term in excess of 30 years, the material United States federal income tax consequences described in “Material United States Taxation Considerations—Taxation of Debt Securities” in the issuer’s Prospectus, dated February 28, 2018, in respect of owning, selling and disposing of debt securities, as modified by the issuer’s Preliminary Prospectus Supplement, dated March 19, 2018, apply to the Junior Subordinated Debentures.

CUSIP/ISIN:	026874 DM6 / US026874DM66

Concurrent Offerings:

$750,000,000 principal amount of 4.200% Notes Due 2028

$1,000,000,000 principal amount of 4.750% Notes Due 2048

The settlement of the Junior Subordinated Debentures is not contingent on the settlement of the concurrent offerings.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC

Passive Book-Runners:

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

RBS Securities Inc. (marketing name “NatWest Markets”)

SMBC Nikko Securities America, Inc.

UniCredit Capital Markets LLC

Co-Managers:

ANZ Securities, Inc.

BBVA Securities Inc.

CastleOak Securities, L.P.

Commerz Markets LLC

Commonwealth Bank of Australia

Credit Agricole Securities (USA) Inc.

Drexel Hamilton, LLC

ICBC Standard Bank Plc

ING Financial Markets LLC

Loop Capital Markets LLC

nabSecurities, LLC

Natixis Securities Americas LLC

PNC Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

Scotia Capital (USA) Inc.

Siebert Cisneros Shank & Co., L.L.C.

Standard Chartered Bank

TD Securities (USA) LLC

The Governor and Company of the Bank of Ireland

The Williams Capital Group, L.P.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.